December 5, 2013

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington D.C. 20549

Dear Ms. Jenkins,

Re: HudBay Minerals Inc. (“the Company”); File No. 001-34244

The Company acknowledges receipt of the  comment letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 20, 2013 with respect to the Staff’s review of the Company’s Form 40-F for the Year Ended December 31, 2012 (the “40-F”). The Company submits this letter in response to the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the 40-F.

For convenience, the Staff’s comments are recited in italicized text below followed by the Company’s responses in regular text.

We note you present the non-IFRS measure cash cost per pound of copper sold computed by deducting by-product zinc, gold, silver, zinc oxide and other by-product sales. To enhance the disclosures regarding the non-IFRS measure, please provide us with and confirm that in future filings you will revise to provide the following:

•                  Disclose cash cost per pound of copper both before and net of by-product revenue.

The Company acknowledges the Staff’s comment and agrees to revise its Management’s Discussion and Analysis (“MD&A”) in future filings to include disclosure of cash cost per pound of copper both before and net of by-product revenue.  The Company will also reconcile the aforementioned measures to the relevant balances in its financial statements. The Company will include this revised disclosure beginning with its Form 40-F for the year ended December 31, 2013 and in subsequent quarterly filings. Item 1 in Schedule A attached to this letter provides an example of the disclosure the Company expects to include in future filings using information for  the year ended December 31, 2012 as a basis for the sample disclosure.

•                  Revise the titles used for the non-IFRS measures to be more transparent, such as cash costs before by-product revenue and cash costs net of by-product revenue.

The Company acknowledges the Staff’s comment and agrees to revise the titles of the aforementioned non-IFRS measures to be more transparent. The Company will include this disclosure beginning with its Form 40-F for the year ended December 31, 2013 and in subsequent quarterly filings. Item 1 in Schedule A provides an example of the revised titles using information for the year ended December 31, 2012 as a basis for the sample disclosure.

•                  Present the individual by-product revenue attributable to zinc, gold, silver, zinc oxide and other by-products on both a dollar and per pound basis and reconcile these amounts to total by-product revenue.

The Company has disclosed the revenues for copper and each by-product and provided reconciliations to total revenue in Note 7(a) of its financial statements for the years ended December 31, 2012 and 2011 included in the Form 40-F and has included this disclosure in its regular quarterly filings. See page 25 of the 40-F and pages 17, 18 and 20 of the quarterly filings for March 31, 2013, June 30, 2013 and September 30, 2013.  The Company has also disclosed all per unit (pound or troy ounce) by-product revenues in its MD&A for the year ended December 31, 2012 and included this disclosure in subsequent quarterly filings. See page 26 of the 40-F and pages 18, 19 and 21 of the quarterly filings for March 31, 2013, June 30, 2013 and September 30, 2013. The Company intends to continue making this disclosure and will begin reconciling the dollar amounts and per unit amounts to the relevant balances in its financial statements in the non-IFRS measures section of its Form 40-F for the year ended December 31, 2013 and in subsequent quarterly filings. Items 3, 4 and 5 in Schedule A provide examples of disclosure the Company expects to include in future filings using information for the year ended December 31, 2012.

•                  Disclose the reasons why zinc, gold, silver, zinc oxide and other by-products are considered by-products.

The Company acknowledges the Staff’s comment and agrees to revise the disclosure in the non-IFRS measures section of its MD&A to include an explanation of why zinc, gold, silver and any other metal by-products are considered by-products. The Company will include this disclosure in its MD&A beginning with its Form 40-F for the year ended December 31, 2013 and in subsequent quarterly filings. Item 1 in Schedule A provides an example of the disclosure the Company expects to include in future filings using information for the year ended December 31, 2012 as a basis for the sample disclosure.

•                  Explain why presenting a cost measure net of revenue is useful to management and to investors. In addition, explain what the measure is intended to depict.

The Company acknowledges the Staff’s comment and agrees to revise the disclosure in the non-IFRS measures section of its MD&A to include an explanation of the usefulness to management and investors of presenting cost measures net of revenues and what the measure is intended to depict. The Company will include this disclosure beginning with its  Form 40-F for the year ended December 31, 2013 and in subsequent quarterly filings.  Item 1 in Schedule A provides an example of the disclosure the Company expects to include in future filings using information for the year ended December 31, 2012 as a basis for the sample disclosure. In addition, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ David Bryson

David Bryson
Senior Vice President and
Chief Financial Officer

cc.	Audit Committee, HudBay Minerals Inc.
Susan Bennett, Deloitte LLP

Schedule A

NON-IFRS FINANCIAL PERFORMANCE MEASURES (excerpt)

[Item 1]

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it is currently, and is expected to be, the largest component of revenues. As a result, all other metals mined are considered to be by-products. Cash cost per pound of copper is presented in two manners:

a)             Gross cash cost per pound of copper sold - This measure is presented gross of by-product revenues and is a function of the efforts and costs incurred to mine all ore and process copper concentrate, gold and silver.  However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production.

b)             Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts revenues realized from the sale of all other metals less directly attributable production costs and downstream costs after the split-off point. This measure deducts from the cost to produce and sell copper, the contribution provided by the other metals. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company.  The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed.  This measure provides management with an indication of the minimum copper price that would result in positive cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that we utilize to measure our operating performance compared to the performance of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at our mines and mills, in addition to general and administrative expenses directly related to those operations. Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs. Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and year ended December 31, 2012 and 2011.

[Item 2]

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2012	2011	2012	2011
Cash cost per pound of copper sold
(C$/lb)
Mining, milling, concentrating	1.96	1.37	1.58	1.28
On-site administration and general expenses	0.38	0.19	0.29	0.19
Cost to copper concentrate	2.34	1.56	1.87	1.47
Treatment and refining	0.16	0.19	0.16	0.20
Freight and distribution	0.36	0.29	0.29	0.28
Other	—	0.02	0.01	0.02
Downstream costs	0.52	0.50	0.46	0.50
Gross cash cost per pound of copper sold	2.86	2.06	2.33	1.97
Net by-product credits	(0.81)	(1.52)	(1.26)	(1.52)
Cash cost per pound of copper sold, net of by-product credits	2.05	0.54	1.07	0.45

Reconciliation to Financial Statements
(C$ thousands)
Cost of sales - mine operating costs	118,865	134,896	429,155	476,621
Treatment and refining charges(1)	5,529	10,166	22,709	35,408
By-product revenues(1)	(106,586)	(121,307)	(381,683)	(445,247)
Less: change in deferred revenue	29,322	—	29,322	—
	47,130	23,755	99,503	66,782
Less: indirect costs(2)
Share based payment	505	254	1,377	501
Adjustments related to zinc inventory write-downs (reversals)	(2,290)	69	(5,420)	5,420
Demolition and rehabilitation	555	1,550	684	3,329
Subtotal - cash costs	48,360	21,882	102,862	57,532
Copper sales (000s lbs)	23,553	40,425	95,821	126,461
Cash cost per pound of copper sold ($/lb)	2.05	0.54	1.07	0.45

Reconciliation of revenues to by-product revenues [Item 3]
($000s)
Gross revenues	186,638	264,477	725,374	926,225
Less: copper revenue	(80,052)	(143,170)	(343,691)	(480,978)
By-product revenues	106,586	121,307	381,683	445,247

Reconciliation of by-product revenues to net by-product credits [Item 4]
($000s)
By-product revenues	106,586	121,307	381,683	445,247
Less: zinc processing costs	(54,460)	(52,389)	(212,892)	(228,679)
Less: change in deferred revenue	(29,322)	—	(29,322)	—
Less: by-product downstream costs	(3,697)	(7,644)	(19,169)	(24,884)
Net by-product credits	19,107	61,274	120,300	191,684
Copper sales (000s lbs)	23,553	40,425	95,821	126,461
Net by-product credits ($/lb copper sold)	0.81	1.52	1.26	1.52

(1) Included in Revenues.

(2) Indirect costs included in cost of sales - mine operating costs.

[Item 5]

Realized sale prices

The realized sales price measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as per the consolidated interim financial statements.

	Three months ended December 31, 2012					Three months ended December 31, 2011
($000s)	Revenue	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate(2) (000s units)	Realized Price(3) (C$/unit)	Revenue	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate(2) (000s units)	Realized Price(3) (C$/unit)
Copper	80,052	—	—	23,553	3.40	143,170	—	—	40,424	3.54
Zinc	62,688	554	—	66,992	0.94	52,874	(1,050)	5,296	59,500	0.96
Gold	36,070		—	27	1,331	53,080	—	—	31	1,690
Silver	6,311	23	—	292	21.66	7,455	—	—	248	30.11
Zinc oxide	—	—	—		—	6,806	—	(5,296)
Other	1,517	—	—		—	1,092	—	—
Total	186,638	577	—			264,477	(1,050)	—

	Year ended 2012					Year ended 2011
($000s)	Revenue(1)	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate(2) (000s units)	Realized Price(3) (C$/unit)	Revenue(1)	Derivative mark-to market and other	Zinc sold to subsidiary	Payable metal sold in concentrate(2) (000s units)	Realized Price(3) (C$/unit)
Copper	343,691	—	—	95,821	3.59	480,978	—	—	126,459	3.80
Zinc	222,570	3,190	—	228,040	0.99	170,091	3,805	56,245	222,524	1.03
Gold	131,770		—	85	1,553	149,321	—	—	94	1,594
Silver	20,979	24	—	769	27.32	26,349	—	—	765	34.45
Zinc oxide	—	—	—			75,698	—	(56,245)
Other	6,364	—	—			23,788	—	—
Total	725,374	3,214	—			926,225	3,805	—	—	—

(1) As reported in Note 7(a) of the consolidated interim financial statements.

(2) As reported on page 6 of this MD&A; note that payable metal sold in concentrate for copper and zinc are expressed in pounds in this reconciliation.

(3) As reported on page 27 of this MD&A.